Media release

Rio Tinto launches cash tender offers targeting $1.5 billion of its 2017 and 2018 notes

LONDON–21 April 2016

Rio Tinto is using its strong liquidity position to reduce gross debt through the early repayment of some near term maturing debt, by today commencing cash tender offers to purchase its 2017 and 2018 notes.

Rio Tinto Finance (USA) plc and Rio Tinto Finance (USA) Limited (each a “Company” and together, the “Companies”) are making the offers to purchase the outstanding securities listed in the tables below, each guaranteed by Rio Tinto plc and Rio Tinto Limited (the “Securities”). The terms and conditions of the offers are described in the offer to purchase (the “Offer to Purchase”), dated as of today.  Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

1.  Any and All Offer
Rio Tinto Finance (USA) plc is offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Notice of Guaranteed Delivery, any and all of the outstanding Securities listed in the table below (the “Any and All Securities”):

Title of Security	Issuer and Offeror	CUSIP/ISIN	Outstanding Principal Amount	Fixed Spread (bps)	Reference US Treasury Security	Bloomberg Reference Page
2.000% Notes due 2017	Rio Tinto Finance (USA) plc	76720AAB2/ US76720AAB26	$500,000,000	30	0.875% US Treasury Notes due 31 March 2018	PX1
1.625% Notes due 2017	Rio Tinto Finance (USA) plc	76720AAE6/ US76720AAE64	$1,250,000,000	30	0.875% US Treasury Notes due 31 March 2018	PX1

The offer for the Any and All Securities (the “Any and All Offer”) will expire at 5pm, New York City time, on 27 April 2016, unless extended.  The consideration for the Any and All Securities will be determined by the Dealer Managers based on a fixed spread over the reference US Treasury Security, as set forth in the table above, in accordance with standard market practice as of 11am, New York City time, on 27 April 2016.  Holders will also receive Accrued Interest on the settlement date for the Any and All Offer.  The settlement date for the Any and All Offer is expected to be 29 April 2016 (or 3 May 2016 in the case of Any and All Securities delivered pursuant to the guaranteed delivery procedures described in the Offer to Purchase).

2.  Dutch Auction Offer
The Companies are offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, an aggregate principal amount up to US$1.5 billion less the aggregate principal amount of Any and All Securities purchased in the Any and All Offer of the outstanding Securities listed in the table below (the “Dutch Auction Securities”):

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					Acceptable Bid Spread Range(1)(2)
Title of Security	Issuer and Offeror	CUSIP/ISIN	Outstanding Principal Amount	Early Tender Payment(1)	Minimum Spread (bps)	Base Spread (bps)	Reference US Treasury Security	Bloomberg Reference Page
6.500% Notes due 2018	Rio Tinto Finance (USA) Limited	767201AC0/ US767201AC07	$1,750,000,000	$30	50	120	0.875% US Treasury Notes due 31 March 2018	PX1
2.250% Notes due 2018	Rio Tinto Finance (USA) plc	76720AAM8/ US76720AAM80	$1,250,000,000	$30	50	120	0.875% US Treasury Notes due 31 March 2018	PX1

Notes:
(1)	Per US$1,000 principal amount of Securities accepted for purchase.
(2)	Includes the Dutch Auction Early Tender Payment (as described in the Offer to Purchase).

The offer for the Dutch Auction Securities (the “Dutch Auction Offer”) will expire at 11:59pm, New York City time on 18 May 2016, unless extended (the “Dutch Auction Expiration Date”). However, in order to receive the Dutch Auction Total Consideration (as defined below), which includes the US$30 early tender payment referred to below, holders must tender by 5pm, New York City time on 4 May 2016 (the “Dutch Auction Early Tender Deadline”).

The consideration (“Dutch Auction Total Consideration”) for Dutch Auction Securities validly tendered and not validly withdrawn at or prior to the Dutch Auction Early Tender Deadline and accepted for purchase by the relevant Company will be determined by the Dealer Managers based on a spread over the reference US Treasury Security, as set forth in the table above, in accordance with standard market practice as of 11am, New York City time, on 5 May 2016. The spread will be determined pursuant to a modified “Dutch Auction” procedure as described in the Offer to Purchase.

The consideration for each US$1,000 principal amount of each series of Dutch Auction Securities validly tendered after the Dutch Auction Early Tender Deadline but at or prior to the Dutch Auction Expiration Date and accepted for purchase by the relevant Company is equal to the Dutch Auction Total Consideration for such series minus US$30.

Holders will also receive Accrued Interest on the relevant settlement date for the Dutch Auction Offer.

If the aggregate principal amount of Any and All Securities purchased in the Any and All Offer equals or exceeds US$1,500,000,000, no Dutch Auction Securities will be purchased in the Dutch Auction Offer. If the Dutch Auction Offer is oversubscribed, then the Dutch Auction Securities will be accepted based on the priority and proration described in the Offer to Purchase.

The Companies may elect after the Dutch Auction Early Tender Deadline and at or prior to the Dutch Auction Expiration Date to accept the Dutch Auction Securities validly tendered at or prior to the Dutch Auction Early Tender Deadline. If the Companies exercise this right, the Dutch Auction Securities tendered prior to the Dutch Auction Early Tender Deadline will be settled promptly thereafter, expected to be on or about 6 May 2016. If this right is not exercised, the Dutch Auction Offer will be settled promptly after the Dutch Auction Expiration Date.

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Both offers

The offers are subject to the satisfaction of certain conditions set forth in the Offer to Purchase. If any of the conditions are not satisfied or waived by the Companies, the Companies will not be obligated to accept for purchase, purchase or pay for, validly tendered Securities, in each case subject to applicable laws, and may terminate the offers. The offers are not conditioned on the tender of a minimum principal amount of Securities.

Following consummation of the offers, the Securities that are purchased in the offers will be retired and cancelled and no longer remain outstanding.

The above dates and times are subject, where applicable, to the right of the Companies to extend, re-open, amend, and/or terminate the offers, subject to applicable laws. Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions to participate in, or withdraw their instruction to participate in, the offers before the deadlines set out above.

Holders of Securities are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the offers. Holders of Securities may access the Offer to Purchase and the form of Notice of Guaranteed Delivery (as described in the Offer to Purchase) at http://www.gbsc-usa.com/RioTinto.

The Lead Dealer Managers for the offers are Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC. The Co-Dealer Managers are BMO Capital Markets Corp., CIBC World Markets Corp., nabSecurities, LLC and TD Securities (USA) LLC.

Questions regarding the offers may be directed to:

Merrill Lynch, Pierce, Fenner & Smith Incorporated Toll Free: 1 (888) 292-0070 Collect: 1 (980) 387-3907 London: +44-20-7996-1103	RBC Capital Markets, LLC Toll Free: 1 (877) 381-2099 Collect: 1 (212) 618-7822 London: +44-20-7029-7063

Copies of the Offer to Purchase and the Notice of Guaranteed Delivery in relation to the Any and All Offer may be obtained from the Depositary and Information Agent, Global Bondholder Services Corporation at +1 (866) 470 3800 (toll-free) or +1 (212) 430 3774 (collect) or in writing at 65 Broadway, Suite 404, New York, New York 10006.

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Contacts

media.enquiries@riotinto.com

www.riotinto.com

  Follow @RioTinto on Twitter

Media Relations, EMEA/Americas

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, EMEA/Americas

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Grant Donald

T +44 20 7781 1262

M +44 7920 587 805

Media Relations, Australia/Asia

Ben Mitchell

T +61 3 9283 3620

M +61 419 850 212

Bruce Tobin

T +61 3 9283 3612

M +61 419 103 454

Matthew Klar

T +61 7 3625 4244

M +61 457 525 578

Investor Relations, Australia/Asia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc

6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885

Rio Tinto Limited

120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

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NOTICE AND DISCLAIMER

This press release is neither an offer to purchase, nor a solicitation of an offer to sell the Securities or any other securities. The Companies are making the offers only by, and pursuant to, the terms of the Offer to Purchase and, in the case of the Any and All Offer, the Notice of Guaranteed Delivery. The offers are not being made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of the Companies, the Guarantors, the Dealer Managers, the Depositary or the Information Agent is making any recommendation as to whether Holders should tender or refrain from tendering their Securities in response to the Offers, how much they should tender or, in the case of the Dutch Auction Offer, at what premium any Dutch Auction Securities should be tendered. Each Holder must make his, her or its own decision as to whether to tender or refrain from tendering Securities, at what premium any Dutch Auction Securities should be tendered in the Dutch Auction Offer, and, if a Holder determines to tender, as to how many Securities of each Series to tender.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Companies, the Guarantors, the Dealer Managers the Depositary and the Information Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons to whom they can lawfully be circulated outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Order), or within Article 43(2) of the Order, or within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are  only available to Relevant Persons and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons, and this Offer to Purchase must not be relied or acted upon by persons other than Relevant Persons.

Belgium

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers in respect of each Series of Securities have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (“Authorite des services et marches financiers/Autoriteit financiele diensten en markten”) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the “Belgian Takeover Law”) as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any circumstances set out in Article 6, § 4 of the Belgian Takeover Law. This announcement  and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purposes or disclosed to any other person in Belgium.

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France

The Offers are not being made, directly or indirectly, to the public in France. None of this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Offers in respect of each Series of Securities have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portfeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offers. Neither this announcement nor the Offer to Purchase has been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

A holder of Securities located in the Republic of Italy can tender Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

General

Neither this announcement nor the Offer to Purchase constitutes an offer to buy or a solicitation of an offer to sell Securities, and tenders of Securities in the Offers will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and a Dealer Manager or its affiliate is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made on behalf of the relevant Company by such Dealer Manager or such affiliate, as the case may be, and no Offer is made in any such jurisdiction where the relevant Dealer Manager or its affiliate is not so licensed.

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